Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2023

BEIJING, Oct. 25, 2023 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2023, which is the first quarter of New Oriental’s fiscal year 2024.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2023

•	Total net revenues increased by 47.7% year over year to US$1,100.0 million for the first fiscal quarter of 2024.

•	Operating income increased by 163.0% year over year to US$205.1 million for the first fiscal quarter of 2024.

•	Net income attributable to New Oriental increased by 150.6% year over year to US$165.4 million for the first fiscal quarter of 2024.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2024	1Q FY2023	% of change
Net revenues	1,100,021	744,822	47.7%
Operating income	205,124	77,989	163.0%
Non-GAAP operating income (2)(3)	244,755	97,044	152.2%
Net income attributable to New Oriental	165,386	66,002	150.6%
Non-GAAP net income attributable to New Oriental (2)(3)	189,318	83,706	126.2%
Net income per ADS attributable to New Oriental - basic	1.00	0.39	158.1%
Net income per ADS attributable to New Oriental - diluted	0.99	0.38	159.4%
Non-GAAP net income per ADS attributable to New Oriental basic(2)(3)(4)	1.15	0.49	133.0%
Non-GAAP net income per ADS attributable to New Oriental diluted(2)(3)(4)	1.13	0.48	132.9%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain / (loss) from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2023

•

The total number of schools and learning centers was 793 as of August 31, 2023, an increase of 45 and 87 compared to 748 as of May 31, 2023 and 706 as of August 31, 2022, respectively. The total number of schools was 83 as of August 31, 2023.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are very pleased to begin the fiscal year 2024 with robust top-line growth of 47.7%, which exceeded the high-end of our expected range. Moreover, we achieved a remarkable year-over-year improvement in operating margin. Our overseas test preparation and overseas study consulting businesses also recorded encouraging results with approximately 51.7% and 26.6% growth year over year, respectively. In addition, the domestic test preparation business targeting adults and university students recorded a growth of approximately 25.5% year over year. Furthermore, our new educational business initiatives achieved very promising results in this fiscal quarter, with 103.3% revenue growth year over year. Among these new educational business initiatives, our non-academic tutoring courses were offered in around 60 cities, attracting approximately 438,000 student enrollments in this fiscal quarter; simultaneously, our intelligent learning system and devices have been adopted in around 60 cities, with approximately 181,000 active paid users in this fiscal quarter. After over one year of trial and development, these new businesses started to make meaningful contributions to the Company’s revenue and have become some of the key drivers of growth and margin improvement. We will continue to focus on improving the quality of our product offerings and services, leveraging our brand advantage and rich educational resources to capture these new market opportunities.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “In this fiscal year, we started to moderately expand our capacity in some existing cities with greater growth potential and higher utilization of facilities and profitability. By the end of this fiscal quarter, the total number of schools and learning centers increased to 793. Simultaneously, we continued the investment in maintaining our online-merge-offline teaching system to support the solid recovery of our remaining key businesses and the rapid development of our new educational initiatives. We also invested reasonable resources in research and application of new technologies into our educational and product offerings, with the goal of uplifting our strengths in pursuit of higher quality services and operating efficiency. In this fiscal quarter, East Buy (东方甄选) also made significant progress in its livestreaming e-commerce business by adopting a multi-platform strategy to reach a wider consumer base and boost brand awareness and influence. It officially launched livestreaming activities on Taobao and its own APP during the quarter. In terms of private label products, it continued to launch new products every month, making breakthroughs in product categories from food and beverages to daily necessities.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “Following last fiscal year’s margin recovery trend, our GAAP operating margin for the quarter was 18.6%, representing an improvement of 810 basis points year over year. Our Non-GAAP operating margin for the quarter were 22.3%, representing an improvement of 930 basis points year over year. We recorded a positive operating cash flow of US$335.8 million for this quarter and by the end of this fiscal quarter, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.6 billion. We are committed to maintaining a healthy balance between our growth momentum and cost control, with continued efforts to improve the utilization of our facilities and teaching resources. We are confident of sustaining healthy growth across all business lines while enhancing operational efficiency and creating sustainable value for our customers and shareholders in the long term.”

Share Repurchase

On July 26, 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. The Company’s board of directors further authorized to extend such share repurchase program by twelve months through May 31, 2024. As of October 24, 2023, the Company repurchased an aggregate of approximately 6.0 million ADSs for approximately US$193.3 million from the open market under the share repurchase program.

Financial Results for the First Fiscal Quarter Ended August 31, 2023

Net Revenues

For the first fiscal quarter of 2024, New Oriental reported net revenues of US$1,100.0 million, representing a 47.7% increase year over year. The growth was mainly driven by the increase in revenues from our new educational business initiatives and East Buy private label products and livestreaming e-commerce business.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$894.9 million, representing a 34.2% increase year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$855.3 million, representing a 32.0% increase year over year. The increase was primarily due to the cost and expenses related to the substantial growth in East Buy private label products and livestreaming e-commerce business.

•	Cost of revenues increased by 41.4% year over year to US$441.2 million.

•	Selling and marketing expenses increased by 37.9% year over year to US$136.1 million.

•

General and administrative expenses for the quarter increased by 24.0% year over year to US$317.6 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$290.3 million, representing a 22.3% increase year over year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 108.0% to US$39.6 million in the first fiscal quarter of 2024.

Operating Income and Operating Margin

Operating income was US$205.1 million, representing a 163.0% increase year over year. Non-GAAP income from operations for the quarter was US$244.8 million, representing a 152.2% increase year over year.

Operating margin for the quarter was 18.6%, compared to 10.5% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 22.3%, compared to 13.0% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$165.4 million, representing a 150.6% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$1.00 and US$0.99, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$189.3 million, representing a 126.2% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$1.15 and US$1.13, respectively.

Cash Flow

Net operating cash inflow for the first fiscal quarter of 2024 was approximately US$335.8 million and capital expenditures for the quarter were US$132.5 million.

Balance Sheet

As of August 31, 2023, New Oriental had cash and cash equivalents of US$1,748.9 million. In addition, the Company had US$1,399.4 million in term deposits and US$1,423.9 million in short-term investments.

New Oriental’s deferred revenue represents cash collected upfront from customers and related revenue will be recognized as the services or goods are delivered, at the end of the first quarter of fiscal year 2024 was US$1,401.4 million, an increase of 38.4% as compared to US$1,012.5 million at the end of the first quarter of fiscal year 2023.

Outlook for the Second Quarter of the Fiscal Year 2024

New Oriental expects total net revenues in the second quarter of the fiscal year 2024 (September 1, 2023 to November 30, 2023) to be in the range of US$785.0 million to US$804.2 million, representing year-over-year increase in the range of 23% to 26%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 25, 2023, U.S. Eastern Time (8 PM on October 25, 2023, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BI2dae07bbf8264f90885473b36ba0e8bc. It will automatically direct you to the registration page of “New Oriental FY2024 Q1 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/u556cfzt first. The replay will be available until October 25, 2024.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce and other services, and overseas study consulting services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2024, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to effectively and efficiently manage changes of our existing business and new business; our ability to execute our business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; our ability to attract students without a significant increase in course fees; our ability to maintain and enhance our “New Oriental” brand; our ability to maintain consistent teaching quality throughout our school network, or service quality throughout our brand; our ability to achieve the benefits we expect from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2023	As of May 31 2023
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,748,909	1,662,982
Restricted cash, current	109,347	110,892
Term deposits, current	944,228	855,784
Short-term investments	1,423,904	1,477,843
Accounts receivable, net	35,278	33,074
Inventory, net	63,270	52,689
Prepaid expenses and other current assets, net	237,599	211,240
Amounts due from related parties, current	8,481	9,383

Total current assets	4,571,016	4,413,887

Restricted cash, non-current	32,465	31,553
Term deposits, non-current	455,124	462,734
Property and equipment, net	372,094	359,760
Land use rights, net	3,233	3,321
Amounts due from related parties, non-current	2,743	1,735
Long-term deposits	25,664	26,492
Intangible assets, net	23,032	25,179
Goodwill, net	103,758	105,514
Long-term investments, net	399,617	399,585
Deferred tax assets, net	55,708	55,933
Right-of-use assets	456,592	439,535
Other non-current assets	173,669	67,230

Total assets	6,674,715	6,392,458

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	76,555	69,764
Accrued expenses and other current liabilities	552,785	569,437
Income taxes payable	171,443	118,049
Amounts due to related parties	304	346
Deferred revenue	1,401,420	1,337,630
Operating lease liability, current	163,861	155,752

Total current liabilities	2,366,368	2,250,978

Deferred tax liabilities	23,128	23,849
Unsecured senior notes	14,403	14,653
Operating lease liabilities, non-current	291,295	288,190

Total long-term liabilities	328,826	326,692

Total liabilities	2,695,194	2,577,670

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,739,107	3,604,348
Non-controlling interests	240,414	210,440

Total equity	3,979,521	3,814,788

Total liabilities and equity	6,674,715	6,392,458

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2023	2022
	(Unaudited) USD	(Unaudited) USD
Net revenues	1,100,021	744,822

Operating cost and expenses (note 1)
Cost of revenues	441,218	312,067
Selling and marketing	136,121	98,744
General and administrative	317,558	256,022

Total operating cost and expenses	894,897	666,833

Operating income	205,124	77,989

Gain/(Loss) from fair value change of investments	7,248	(318)
Other income, net	34,728	31,898
Provision for income taxes	(62,530)	(23,343)
Loss from equity method investments	(8,496)	(1,645)

Net income	176,074	84,581

Add: Net income attributable to non-controlling interests	(10,688)	(18,579)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	165,386	66,002

Net income per share attributable to New Oriental-Basic (note 2)	0.10	0.04
Net income per share attributable to New Oriental-Diluted (note 2)	0.10	0.04
Net income per ADS attributable to New Oriental-Basic (note 2)	1.00	0.39
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.99	0.38

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2023	2022
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	317,558	256,022
Less: Share-based compensation expenses in general and administrative expenses	27,232	18,585

Non-GAAP general and administrative expenses	290,326	237,437

Total operating cost and expenses	894,897	666,833
Less: Share-based compensation expenses	39,631	19,055

Non-GAAP operating cost and expenses	855,266	647,778

Operating income	205,124	77,989
Add: Share-based compensation expenses	39,631	19,055

Non-GAAP operating income	244,755	97,044

Operating margin	18.6%	10.5%
Non-GAAP operating margin	22.3%	13.0%
Net income attributable to New Oriental	165,386	66,002
Add: Share-based compensation expenses	31,180	17,386
Less: Gain/(Loss) from fair value change of investments	7,248	(318)

Non-GAAP net income attributable to New Oriental	189,318	83,706

Net income per ADS attributable to New Oriental- Basic (note 2)	1.00	0.39
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.99	0.38
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.15	0.49
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.13	0.48
Weighted average shares used in calculating basic net income per ADS (note 2)	1,651,203,885	1,700,829,829
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,665,318,691	1,702,334,883
Non-GAAP net income per share - basic	0.11	0.05
Non-GAAP net income per share - diluted	0.11	0.05

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended August 31
	2023	2022
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	4,972	(110)
Selling and marketing	7,427	580
General and administrative	27,232	18,585

Total	39,631	19,055

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended August 31
	2023	2022
	(Unaudited) USD	(Unaudited) USD
Net cash provided by operating activities	335,786	185,247
Net cash used in investing activities	(208,166)	(195,296)
Net cash used in financing activities	(12,991)	(19,993)
Effect of exchange rate changes	(29,335)	(27,373)

Net change in cash, cash equivalents and restricted cash	85,294	(57,415)

Cash, cash equivalents and restricted cash at beginning of period	1,805,427	1,194,527
Cash, cash equivalents and restricted cash at end of period	1,890,721	1,137,112